UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G/A
(Amendment No. 1)
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
GENERAL FINANCE CORPORATION

(Name of Issuer)
Common Stock, par value $.0001 per share

(Title of Class of Securities)
369822101

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No.	369822101	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sapling, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.0%

12	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	369822101	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fir Tree Capital Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.0%

12	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sapling, LLC, a Delaware limited liability company (“Sapling”), and Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital Opportunity”), relating to shares of common stock of General Finance Corporation, a Delaware corporation (the “Issuer”), purchased by Sapling and Fir Tree Capital Opportunity. Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Master”), is the sole member of Sapling and Fir Tree, Inc., a New York corporation (“Fir Tree”), is the investment manager of both Sapling and Fir Tree Capital Opportunity.
This Amendment is being filed to report that the Reporting Persons no longer beneficially own the Issuer’s Common Stock.

Item 1(a)	Name of Issuer.
General Finance Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.
260 South Los Robles, Suite 217
Pasadena, California 91101

Item 2(a)	Name of Person Filing.
Sapling, LLC (“Sapling”) and Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital Opportunity”)

Item 2(b)	Address of Principal Business Office.
505 Fifth Avenue
23rd Floor
New York, New York 10017

Item 2(c)	Place of Organization.
Sapling is a Delaware limited liability company. Fir Tree Capital Opportunity is a Cayman Islands exempted limited partnership.

Item 2(d)	Title of Class of Securities.
Common Stock, par value $.0001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.
369822101

Item 3	Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
The Reporting Persons own 0 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

SAPLING, LLC By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P. By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of General Finance Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2008.

SAPLING, LLC By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P. By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President